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09058850

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67100

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 AND ENDING December 31, 2008
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CGI Merchant Bank, LLC (formally GH Group, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8400 NW 36th Street, Suite 220
(No. and Street)

Doral   FL   33166-6676
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rolando Hermoso   (203) 554-0898
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

1 Stamford Landing   Stamford   CT   06902
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, <u>Rolando Hermoso</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>CGI Merchant Bank, LLC (Formally GH Group, LLC)</u>, as of <u>December 31</u>, 20<u>08</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

_____
Title

_____
Notary Public

My Commission Expires
March 31, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

- X (o) Independent Accountants' Report on Internal Accounting Control
- X (p) Notes to financial statements

CGI Merchant Bank, LLC
(Formerly GH Group, LLC)

Financial Statements

December 31, 2008



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

The Member of
CGI Merchant Bank, LLC (Formerly GH Group, LLC)

We have audited the accompanying statement of financial condition of CGI Merchant Bank, LLC (Formerly GH Group, LLC) (the "Company") as of December 31, 2008 and the related statements of operations, members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

February 20, 2009
Stamford, Connecticut

One Stamford Landing, Stamford, Connecticut 06902   203.323.2400 tel   203.967.8733 fax   www.odmd.com

CGI Merchant Bank, LLC
(Formerly GH Group, LLC)

Statement of Financial Condition

December 31, 2008

ASSETS

Cash and cash equivalents	$	25,720
Equipment, net of accumulated depreciation of $4,520		5,362
	$	31,082

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	10,451
Member's Equity		20,631
	$	31,082

See notes to financial statements

CGI Merchant Bank, LLC
(Formerly GH Group, LLC)

Statement of Operations

Year Ended December 31, 2008

INCOME		
Fee income	$	40,000
Other income		5,957
Interest income		17
Total Income		45,974
EXPENSES		
Professional fees		16,425
Travel expenses		3,521
Office expenses		12,608
Depreciation		1,066
Other expenses		26,994
Total Expenses		60,614
Net Loss	$	(14,640)

See notes to financial statements

CGI Merchant Bank, LLC
(Formerly GH Group, LLC)

Statement of Changes in Members' Equity

Year Ended December 31, 2008

	N. Gunther	R. Hermoso	Oakrun Holdings, LLC	Total
Members' Equity at January 1, 2008	$ 26,611	$ 30,875	$ -	$ 57,486
Contributed capital	4,254	2,500	50,000	56,754
Net loss	(2,607)	(2,607)	(9,426)	(14,640)
Transfer of ownership	(248)	(4,324)	4,572	-
Distributions to members	(28,010)	(26,444)	(24,515)	(78,969)
Members' Equity at December 31, 2008	$ -	$ -	$ 20,631	$ 20,631

See notes to financial statements

CGI Merchant Bank, LLC
(Formerly GH Group, LLC)

Statement of Cash Flows

Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (14,640)
Adjustments to reconcile net loss to net cash from operating activities	
Depreciation	1,066
Loss on disposal of equipment	845
Changes in operating assets and liabilities	
Prepaid expenses	166
Accounts receivable	3,840
Accounts payable and accrued expenses	971
Net Cash from Operating Activities	(7,752)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of equipment	(3,241)

CASH FLOWS FROM FINANCING ACTIVITIES

Contributions from members	56,754
Distributions to members	(78,969)
Net Cash Provided by Financing Activities	(22,215)
Net Change in Cash and Cash Equivalents	(33,208)

CASH AND CASH EQUIVALENTS

Beginning of year	58,928
End of year	$ 25,720

See notes to financial statements

Notes to Financial Statements

1. Organization

CGI Merchant Bank, LLC (Formerly GH Group, LLC), a Delaware limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and is currently a member of the Financial Industry Regulatory Authority, Inc. The Company is located in Doral, Florida. As a limited liability company, the liability of the member is limited to the value of their membership interest.

2. Significant Accounting Policies

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Concentration of Credit Risk

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with quality financial institutions. At times, cash balances may be in excess of balances insured by the FDIC.

Revenue Recognition

Investment advisory and consulting fees are accrued as earned. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Reimbursements for direct transaction-related expenses are netted against the expenses incurred, while reimbursements for indirect expenses are included in other income.

Equipment

Equipment is stated at cost; maintenance and repairs are charged to operations. Depreciation expense is calculated on a straight-line basis over the life of the respective assets. The useful life of equipment ranges from 3 to 5 years.

2. **Significant Accounting Policies** *(continued)*

    Income Taxes

    As of December 1, 2008, the Company became a Single Member Limited Liability Company and is treated as a disregarded entity for federal and state income tax purposes. Prior to December 1, 2008, the Company was treated as a partnership for federal and state income tax purposes. Accordingly, the Company does not record a provision for income taxes. The members are responsible for reporting the Company's income or loss on their income tax return.

    The Company's current accounting policy is to provide liabilities for uncertain tax positions when a liability is probable and estimable. Management is not aware of any exposure to uncertain tax positions that could require accrual or which could affect its liquidity or future cash flows.

3. **Regulatory Requirements**

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, can not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of approximately $15,269 which was approximately $10,269 in excess of its minimum requirement of $5,000.

    The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

4. **Related Party Transactions**

    Effective December 1, 2008, Oakrun Holdings, LLC ("Oakrun") purchased 100% of the outstanding member interests of the Company. The Company shares facilities and certain management staff with Oakrun and the Company provides certain services to Oakrun. During the period from August 6, 2008 through November 30, 2008, Oakrun paid management fees of $40,000 to the Company. The Company was not charged for use of facilities or services provided by Oakrun.

CGI Merchant Bank, LLC
(Formerly GH Group, LLC)

Computation of Net Capital Pursuant to Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2008

Members' equity	$	20,631
Deductions and/or charges		
Non-allowable assets		
Equipment, net		5,362
		5,362
Net Capital Before Haircuts on Securities Position		15,269
Haircut on securities positions		-
Net Capital		15,269
Minimum capital requirements (greater of 6-2/3% of aggregate indebtedness or $5,000)		5,000
Excess Net Capital	$	10,269
Aggregate indebtedness – total liabilities	$	10,451
Ratio of aggregate indebtedness to net capital		.68 to 1

There are no material differences between this computation of net
capital and the corresponding computation prepared by the
Company and included in its unaudited Part IIA FOCUS Report
as of December 31, 2008.

See independent auditors' report

SUPPLEMENTAL SCHEDULE

Computation for Determination of Reserve
Requirements and Information Relating to Possession
or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-1

December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

(See accompanying independent auditors' report)

REPORT OF INDEPENDENT AUDITORS ON

INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

CGI Merchant Bank, LLC
(Formerly GH Group, LLC)

In planning and performing our audit of the financial statements and supplemental schedule of CGI Merchant Bank, LLC (formerly GH Group, LLC) (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

February 20, 2009
Stamford, Connecticut